SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. 4)*

SPRINT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85207 U 10 5

(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo 100-6529 Japan 011-81-3-3214-6522	Robert S. Townsend, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting person: SoftBank Corp.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC, BK(1)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Japan
Number of shares beneficially owned by each reporting person with	(7)	Sole voting Power: 0
	(8)	Shared voting Power: 3,159,913,659 (1) (2)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,159,913,659 (1) (2)
(11)	Aggregate amount beneficially owned by each reporting person: 3,159,913,659 (1) (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 79.36% (2) (3)
(14)	Type of reporting person: HC, CO

(1)	Such figure reflects (i) a reclassification exempt under Rule 16b-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in which Sprint Corporation (formerly known as “Starburst II, Inc.” and referred to herein as “New Sprint”) Class B Common Stock, par value $0.01 per share (“New Sprint Class B Common Stock”), held by Starburst I, Inc. (“Starburst I”) was reclassified into 3,076,525,523 shares of New Sprint common stock, par value $0.01 per share (the “New Sprint Common Stock”), (ii) the issuance by New Sprint to Starburst I of the New Sprint Warrant, dated July 10, 2013 (the “Warrant”), which is subject to anti-dilution adjustment, as described in the Warrant, and (iii) purchases of New Sprint Common Stock made in compliance with Rule 10b-18 (“Rule 10b-18”) under the Exchange Act (the “Rule 10b-18 Purchases”) by Galaxy Investment Holdings, Inc. (“Galaxy”).
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, SoftBank Corp. (“SoftBank”), Starburst I and Galaxy (collectively, the “Reporting Persons”) may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst I and Galaxy, the Agreement and Plan of Merger, dated October 15, 2012, by and among Sprint Nextel Corporation (“Sprint Nextel”), SoftBank, Starburst I, New Sprint and Starburst III, Inc., as amended on November 29, 2012, April 12, 2013 and June 10, 2013 (as amended, the “Merger Agreement”), the Warrant and the Rule 10b-18 Purchases by Galaxy.
(3)	Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the outstanding New Sprint Common Stock as set forth in New Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on August 5, 2013 (and including shares of New Sprint Common Stock issuable upon exercise of the Warrant).

(1)	Name of reporting person: Starburst I, Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting Power: 0
	(8)	Shared voting Power: 3,131,105,447 (1) (2)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,131,105,447 (1) (2)
(11)	Aggregate amount beneficially owned by each reporting person: 3,131,105,447 (1) (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 78.63% (2) (3)
(14)	Type of reporting person: HC, CO

(1)	Such figure reflects (i) a reclassification exempt under Rule 16b-7 under the Exchange Act in which New Sprint Class B Common Stock held by Starburst I was reclassified into 3,076,525,523 shares of New Sprint Common Stock and (ii) the issuance of the Warrant, which is subject to anti-dilution adjustment, as described in the Warrant.
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst I and Galaxy, the Merger Agreement, the Warrant and the Rule 10b-18 Purchases by Galaxy. Starburst I expressly disclaims beneficial ownership with respect to the shares of New Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst I’s direct pecuniary interest in the shares of New Sprint Common Stock directly beneficially owned by Starburst I.
(3)	Percentage of class is based on the outstanding New Sprint Common Stock as set forth in New Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on August 5, 2013 (and including shares of New Sprint Common Stock issuable upon exercise of the Warrant).

(1)	Name of reporting person: Galaxy Investment Holdings, Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting Power: 0
	(8)	Shared voting Power: 28,808,212 (1) (2)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 28,808,212 (1) (2)
(11)	Aggregate amount beneficially owned by each reporting person: 28,808,212 (1) (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 0.73% (2) (3)
(14)	Type of reporting person: HC, CO

(1)	Such figure reflects Rule 10b-18 Purchases made by Galaxy.
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst I, and Galaxy and the Rule 10b-18 Purchases by Galaxy. Galaxy expressly disclaims beneficial ownership with respect to the shares of New Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst I, except to the extent of Galaxy’s direct pecuniary interest in the shares of New Sprint Common Stock directly beneficially owned by Galaxy.
(3)	Percentage of class is based on the outstanding New Sprint Common Stock as set forth in New Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on August 5, 2013.

EXPLANATORY NOTE

This Amendment No. 4 (this “Schedule 13D”) is being jointly filed on behalf of SoftBank Corp., a Japanese kabushiki kaisha (“SoftBank”), Starburst I, Inc., a Delaware corporation and wholly owned subsidiary of SoftBank (“Starburst I”) and Galaxy Investment Holdings, Inc., a Delaware corporation and wholly owned subsidiary of SoftBank (“Galaxy”, and together with SoftBank and Starburst I, the “Reporting Persons”, and each a “Reporting Person”) with respect to Sprint Corporation, a Delaware corporation (referred to herein as “New Sprint” or the “Issuer”). This Schedule 13D amends the Schedule 13D filed by SoftBank, Starburst I, New Sprint and Starburst III, Inc., a Kansas corporation (“Merger Sub”) on October 25, 2012, as amended on April 22, 2013 and June 11, 2013, and as amended and restated on July 12, 2013 (as amended and restated, the “Original 13D”), which relates to the common stock of New Sprint, par value $0.01 per share (the “New Sprint Common Stock”).

In connection with the completion of the Merger, as defined in the Agreement and Plan of Merger, dated October 15, 2012, by and among Sprint Nextel Corporation (“Sprint Nextel”), SoftBank, Starburst I, New Sprint, and Merger Sub, as amended on November 29, 2012, April 12, 2013 and June 10, 2013 (as amended, the “Merger Agreement”, a copy of which is attached hereto as Exhibits 99.2 through 99.5 and incorporated into Items 2 through 6 of this Schedule 13D by reference), Merger Sub was merged into Sprint Nextel, New Sprint became the parent company of Sprint Nextel, with Sprint Nextel becoming its wholly owned subsidiary, and Sprint Nextel changed its name to “Sprint Communications, Inc.” In connection with the Merger and by operation of Rule 12g-3(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), New Sprint is the successor issuer to Sprint Nextel and has succeeded to the attributes of Sprint Nextel, including Sprint Nextel’s Securities and Exchange Commission (the “Commission”) file number (001-04721). The New Sprint Common Stock is deemed to be registered under Section 12(b) of the Exchange Act, and New Sprint is subject to the informational requirements of the Exchange Act, and the rules and regulations promulgated thereunder, and files reports and other information with the Commission using the Commission file number previously used by Sprint Nextel.

This Schedule 13D is being filed to reflect purchases of New Sprint Common Stock by Galaxy pursuant to a Rule 10b-18 Purchase Agreement (the “Purchase Agreement”) entered into by and between Galaxy and J.P. Morgan Securities LLC (“JPMS”) on August 1, 2013. Pursuant to the Purchase Agreement, Galaxy, through JPMS, intends to acquire approximately 2% of the outstanding shares of New Sprint Common Stock in compliance with Rule 10b-18 of the Securities Exchange Act (such purchases, the “Rule 10b-18 Purchases”). The Rule 10b-18 Purchases are intended to increase SoftBank’s beneficial ownership in New Sprint to approximately 80% of the outstanding shares of New Sprint Common Stock (not including the shares of New Sprint Common Stock underlying the Warrant, as defined below).

The Purchase Agreement is subject to immediate termination by either party upon verbal or written notice to the other party. The Purchase Agreement, a copy of which is attached hereto as Exhibit 99.8, is incorporated into this Schedule 13D by reference. Other than as set forth below, all Items in the Original 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original 13D.

Item 2. Identity and Background.

Item 2 of the Original 13D is hereby amended and restated in its entirety to read as follows:

“(a) and (f) This Schedule 13D is being jointly filed on behalf of SoftBank, Starburst I and Galaxy.

The New Sprint Common Stock reported on this Schedule 13D is owned directly by Starburst I and Galaxy, as described in Item 5 to this Schedule 13D. SoftBank is included as a Reporting Person solely because it is the sole owner of both Starburst I and Galaxy. Pursuant to (i) SoftBank’s ownership of Starburst I and Galaxy, (ii) the Merger Agreement, (iii) the issuance by New Sprint to Starburst I of the New Sprint Warrant, dated July 10, 2013 (the “Warrant”, a copy of which is attached hereto as Exhibit 99.6 and incorporated into Items 2 through 6 of this Schedule 13D by reference), (iv) the Rule 10b-18 Purchases by Galaxy and (v) Rule 13d-5(b)(1) under the Exchange Act, SoftBank, Starburst I and Galaxy may be deemed to be a “group” and such “group” may be deemed to have acquired beneficial ownership for purposes of Section 13(d) of the Exchange Act, of all of the New Sprint Common Stock beneficially owned by such “group.” Starburst I expressly disclaims beneficial ownership with respect to the shares of New Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst I’s direct pecuniary interest in the shares of New Sprint Common Stock directly beneficially owned by Starburst I. Galaxy expressly disclaims beneficial ownership with respect to the shares of New Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst I, except to the extent of Galaxy’s direct pecuniary interest in the shares of New Sprint Common Stock directly beneficially owned by Galaxy.

SoftBank Corp.

(a) Name of Person Filing	SoftBank Corp.

(b) Address of Principal Business Office	1-9-1, Higashi-Shimbashi Minato-ku, Tokyo 105-7303 Japan

(c) Principal Business	SoftBank is currently engaged in various businesses in the information industry, including mobile communications, broadband infrastructure, fixed-line telecommunications, and Internet culture.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither SoftBank nor, to SoftBank’s knowledge, any of the individuals referred to in Appendix A-1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Japan

Starburst I, Inc.

(a) Name of Person Filing	Starburst I, Inc.

(b) Address of Principal Business Office	One Circle Star Way, San Carlos, California 94070

(c) Principal Business	Wholly owned subsidiary of SoftBank formed for purposes of holding SoftBank’s indirect interest in New Sprint.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Starburst I nor, to Starburst I’s knowledge, any of the individuals referred to in Appendix A-2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Galaxy Investment Holdings, Inc.

(a) Name of Person Filing	Galaxy Investment Holdings, Inc.

(b) Address of Principal Business Office	One Circle Star Way, San Carlos, California 94070

(c) Principal Business	Wholly owned subsidiary of SoftBank formed for purposes of holding SoftBank’s indirect interest in New Sprint.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Galaxy nor, to Galaxy’s knowledge, any of the individuals referred to in Appendix A-3, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and restated in its entirety to read as follows:

“The Reporting Persons own (directly or by being deemed a beneficial owner) the New Sprint Common Stock pursuant to (i) a reclassification exempt under Rule 16b-7 under the Exchange Act, in which New Sprint Class B Common Stock, par value $0.01 per share (the “New Sprint Class B Common Stock”), held by Starburst I was reclassified into 3,076,525,523 shares of New Sprint Common Stock, (ii) the issuance by New Sprint to Starburst I of the Warrant, which is subject to anti-dilution adjustment, as described in the Warrant and (iii) the Rule 10b-18 Purchases made by Galaxy.

SoftBank financed the acquisition of New Sprint Class B Common Stock by Starburst I through a combination of borrowings under a bridge loan agreement dated December 18, 2012 with Mizuho Corporate Bank, Ltd. (now Mizuho Bank, Ltd.), Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Deutsche Bank AG, Tokyo Branch; proceeds from a global offering of senior U.S. dollar and euro notes on April 23, 2013; and proceeds from Japanese domestic offerings of yen-denominated unsecured corporate bonds on March 1, 2013, March 12, 2013 and June 20, 2013.

Pursuant to the Merger Agreement, no additional consideration was payable in connection with the issuance to Starburst I of the Warrant to purchase 54,579,924 shares of New Sprint Common Stock at a price of $5.25 per share. The Warrant is exercisable at any time until July 10, 2018.

Between August 1, 2013 and August 5, 3013, Galaxy purchased 28,808,212 shares of New Sprint Common Stock pursuant to the Purchase Agreement, for an aggregate purchase price of $187,599,575.52, exclusive of any fees, commissions or other expenses. Galaxy’s Rule 10b-18 Purchases were financed from SoftBank’s general working capital.”

Item 4. Purpose of Transaction.

Purpose of the Transaction

Item 4 of the Original 13D is hereby amended and restated in its entirety to read as follows:

“Purpose of the Transaction

SoftBank may be deemed a beneficial owner of the New Sprint Common Stock in connection with the Merger and the subsequent reclassification described in Item 3 to this Schedule 13D, the issuance of the Warrant, and, through Galaxy, the shares of New Sprint Common Stock acquired through the Rule 10b-18 Purchases. The Merger is intended to make Sprint a stronger, more competitive company that will deliver significant benefits to U.S. consumers based on SoftBank’s expertise in the deployment of next-generation wireless networks and track record of success in taking share in mature markets from larger telecommunications competitors.

Starburst I directly owns the New Sprint Common Stock in connection with the Merger and the subsequent reclassification described in Item 3 to this Schedule 13D, and may be deemed to beneficially own the shares of New Sprint Common Stock issuable upon exercise of the Warrant.

On August 1, 2013, Galaxy commenced making Rule 10b-18 Purchases pursuant to the Purchase Agreement. As of August 5, 2013, Galaxy had directly acquired 28,808,212 shares of New Sprint Common Stock, or approximately 0.73% of the outstanding shares of New Sprint Common Stock.

Plans or Proposals

The Reporting Persons, as stockholders in New Sprint, intend to review their investment in New Sprint and have discussions with representatives of New Sprint and/or other stockholders of New Sprint from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D, including purchase or sale of New Sprint Common Stock, business combination or other extraordinary corporate transactions, sales or purchases of material assets, changes in the board of directors or management of New Sprint, changes to New Sprint’s business or corporate structure, shared service agreements, collaborations, joint ventures and other business arrangements between or involving SoftBank and New Sprint. Any action or actions the Reporting Persons might undertake in respect of the New Sprint Common Stock will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the New Sprint Common Stock; general market and economic conditions; ongoing evaluation of New Sprint’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.”

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Original 13D are hereby amended and restated in their entirety to read as follows:

“(a)-(b) As of August 5, 2013, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and shared power to vote or direct the vote of up to the number of shares of New Sprint Common Stock set forth in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act as described in Item 2 of this Schedule 13D, which is incorporated herein by reference.

Reporting Person	Shares of New Sprint Common Stock Such Reporting Person May Be Deemed to Beneficially Own	Percent of Voting Power of New Sprint Common Stock(1)
SoftBank Corp.(2)	3,159,913,659	79.36%
Starburst I, Inc.(3)	3,131,105,447	78.63%
Galaxy Investment Holdings, Inc.(4)	28,808,212	0.73%

(1)	The respective percentages of beneficial ownership are based on 3,927,408,000 shares of New Sprint Common Stock outstanding as set forth in New Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on August 5, 2013 (and, as to SoftBank and Starburst I, including shares of New Sprint Common Stock issuable upon exercise of the Warrant).
(2)	Consists of 3,076,525,523 shares of New Sprint Common Stock held by Starburst I, 54,579,924 shares of New Sprint Common Stock underlying the Warrant, which may be exercised in whole or in part, at any time until July 10, 2018, and 28,808,212 shares of New Sprint Common Stock held by Galaxy.
(3)	Consists of 3,076,525,523 shares of New Sprint Common Stock and 54,579,924 shares of New Sprint Common Stock underlying the Warrant, which may be exercised in whole or in part, at any time until July 10, 2018. Starburst I expressly disclaims beneficial ownership with respect to the shares of New Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst I’s direct pecuniary interest in the shares of New Sprint Common Stock directly beneficially owned by Starburst I.
(4)	Galaxy expressly disclaims beneficial ownership with respect to the shares of New Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst I, except to the extent of Galaxy’s direct pecuniary interest in the shares of New Sprint Common Stock directly beneficially owned by Galaxy.

(c) The information contained in Items 3 and 4 to this Schedule 13D is herein incorporated by reference. In connection with closing of the Merger, all Sprint Nextel common stock and options to acquire Sprint Nextel common stock held by directors and executive officers of Sprint Nextel (immediately prior to the consummation of the Merger) were exchanged for Merger Consideration (as defined in the Merger Agreement) or options to purchase New Sprint Common Stock pursuant to the terms of the Merger Agreement.

The weighted average price per share for the Rule 10b-18 Purchases made on August 1, 2013, exclusive of any fees, commissions or other expenses, was $6.28, and such shares were purchased in multiple transactions at prices ranging from $6.05 to $6.45, exclusive of any fees, commissions or other expenses. The weighted average price per share for the Rule 10b-18 Purchases made on August 2, 2013, exclusive of any fees, commissions or other expenses, was $6.62, and such shares were purchased in multiple transactions at prices ranging from $6.41 to $6.75, exclusive of any fees, commissions or other expenses. The weighted average price per share for the Rule 10b-18 Purchases made on August 5, 2013, exclusive of any fees, commissions or other expenses, was $6.76, and such shares were purchased in multiple transactions at prices ranging from $6.53 to $6.88, exclusive of any fees, commissions or other expenses. The Reporting Persons undertake to provide New Sprint, any stockholder of New Sprint, or the Staff of the Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this Item 5(c) to this Schedule 13D.

Except as set forth above or incorporated herein, none of (i) the Reporting Persons and, (ii) to the Reporting Persons knowledge, the persons set forth on Appendix A-1, A-2 or A-3 of this Schedule 13D has effected any transaction in New Sprint Common Stock during the past 60 days.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original 13D is hereby amended and supplemented as follows:

By replacing Exhibit 99.1 with the following:

“99.1	Joint Filing Agreement, dated as of August 5, 2013, by and between SoftBank Corp., Starburst I, Inc. and Galaxy Investment Holdings, Inc.”

By adding the following as Exhibits 99.8, 99.9, 99.10 and 99.11:

“99.8	10b-18 Purchase Agreement, dated as of August 1, 2013, by and between Galaxy Investment Holdings, Inc. and J.P. Morgan Securities LLC.

99.9	Power of Attorney, dated as of August 5, 2013, executed by Masayoshi Son.

99.10	Power of Attorney, dated as of August 5, 2013, executed by Ronald D. Fisher.

99.11	Power of Attorney, dated as of August 5, 2013, executed by Katsumasa Niki.”

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2013

SOFTBANK CORP.

By	/s/ Masayoshi Son
Name:	Masayoshi Son
Title:	Chairman & CEO

STARBURST I, INC.

By	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

GALAXY INVESTMENT HOLDINGS, INC.

By	/s/ Katsumasa Niki
Name:	Katsumasa Niki
Title:	President

Appendix A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

GALAXY INVESTMENT HOLDINGS, INC.

Set forth below is a list of each executive officer and director of Galaxy Investment Holdings, Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Katsumasa Niki* ** Galaxy Investment Holdings, Inc. One Circle Star Way San Carlos, California 94070	Group Manager of the Finance Department of SoftBank Corp.	SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan

*	Director
**	President, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description

99.1*	Joint Filing Agreement, dated as of August 5, 2013, by and between SoftBank Corp., Starburst I, Inc. and Galaxy Investment Holdings, Inc.

99.2	Agreement and Plan of Merger, dated as of October 15, 2012, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-1 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.3	First Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of November 29, 2012, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-132 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.4	Second Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of April 12, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-134 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.5	Third Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of June 10, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (incorporated herein by reference to Exhibit 2.1 of Sprint Corporation’s Current Report on Form 8-K filed June 11, 2013) (File No. 333-186448).

99.6	Warrant Agreement for Sprint Corporation Common Stock, dated as of July 10, 2013 (incorporated herein by reference to Exhibit 10.6 of Sprint Corporation’s Current Report on Form 8-K filed July 11, 2013) (File No. 001-04721).

99.7	Amended and Restated Certificate of Incorporation of Sprint Corporation (incorporated herein by reference to Exhibit 3.1 of Sprint Corporation’s Current Report on Form 8-K filed July 11, 2013) (File No. 001-04721).

99.8*	10b-18 Purchase Agreement, dated as of August 1, 2013, by and between Galaxy Investment Holdings, Inc. and J.P. Morgan Securities LLC.

99.9*	Power of Attorney, dated as of August 5, 2013, executed by Masayoshi Son.

99.10*	Power of Attorney, dated as of August 5, 2013, executed by Ronald D. Fisher.

99.11*	Power of Attorney, dated as of August 5, 2013, executed by Katsumasa Niki.

*	Filed herewith.